[Letterhead of The Stanley Works]

                                                              August 1, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

                  RE: Withdrawal of Registration Statement on Form S-4 Registration Number 333-89200
                       Original filing May 28, 2002

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby withdraw the above referenced Registration Statement (the "Registration Statement") of The Stanley Works, a Connecticut company and The Stanley Works, Ltd., a Bermuda company, and hereby request that an order consenting to the withdrawal be entered by the Securities and Exchange Commission. The Form S-4 is being withdrawn due to the fact that The Stanley Works and The Stanley Works, Ltd. have mutually terminated the agreement and plan of merger described in the Form S-4. The Stanley Works and The Stanley Works, Ltd. further advises the Commission that no securities included in the Registration Statement have been or will be sold or otherwise distributed.

         Your assistance in this matter is greatly appreciated. Please feel free to contact Margaret L. Wolff at (212) 735-2528 or Sean C. Doyle at
(212) 735-2554 with any questions you may have.

                                       Sincerely,

                                       THE STANLEY WORKS

                                       By:  /s/ Bruce H. Beatt
                                            -------------------------
                                            Bruce H. Beatt
                                            Vice President, General Counsel
                                            and Secretary


                                       THE STANLEY WORKS, LTD.

                                       By:  /s/ Bruce H. Beatt
                                            -----------------------------
                                            Bruce H. Beatt
                                            Secretary